CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC	ONE LIBERTY PLAZA	ROME
PARIS	NEW YORK, NY 10006-1470	MILAN
BRUSSELS	(212) 225-2000	HONG KONG
LONDON	FACSIMILE (212) 225-3999	BEIJING
FRANKFURT	WWW.CLEARYGOTTLIEB.COM	BUENOS AIRES
COLOGNE		SÃO PAULO
MOSCOW		ABU DHABI
SEOUL

October 26, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2014

Filed May 1, 2015

File No. 001-16269

Dear Mr. Spirgel:

As discussed with William Mastrianna today, I am writing to provide you with a written confirmation of the expected timing of the response of our client, América Móvil S.A.B. de C.V. (the “Company”), to the September 25, 2015 comment letter of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014. The Staff requested the Company’s response within ten business days of the letter’s date and, as mentioned in my letter to you dated October 6, 2015, agreed to extend that deadline by ten business days.

The Company has concluded that it will require five additional business days to consider the Staff’s comments and prepare its response. Therefore, I respectfully advise that the Company expects to submit its response to the Staff’s comments by October 30, 2015.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

We are grateful for the Staff’s accommodation in this matter. If you have any questions or wish to discuss any matters relating to the foregoing, please do not hesitate to contact me at (212) 225-2934.

Sincerely,

/s/ Carlos A. Ardila
Carlos A. Ardila

c.c.	Kathryn Jacobson – Securities and Exchange Commission

Dean Suehiro – Securities and Exchange Commission

William Mastrianna – Securities and Exchange Commission

Robert S. Littlepage – Securities and Exchange Commission

Carlos José García Moreno Elizondo – América Móvil S.A.B. de C.V.

Alejandro Cantú Jiménez – América Móvil S.A.B. de C.V.

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